Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

On August 8, 2025, Strathcona Resources Ltd. (“Strathcona”) held a conference call to discuss its financial results for the three and six months ended June 30, 2025. The conference call contained information regarding Strathcona’s offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates.

Corporate participants

Angie Lau

Strathcona Resources Ltd. — Treasurer

Adam Waterous

Strathcona Resources Ltd. — Executive Chairman

Connor Waterous

Strathcona Resources Ltd. — Chief Financial Officer

Conference Call Participants

Dennis Fong

CIBC — Analyst

PRESENTATION

[…]

Angie Lau — Treasurer, Strathcona Resources Ltd.

Welcome to the Q2 2025 Conference Call of Strathcona Resources Ltd.

Yesterday, Strathcona released its second quarter results. We encourage our investors to visit Strathcona’s website and review the disclosure materials in detail. Today’s call will be focused on taking questions from analysts.

Please note that all commentary made by today’s speakers are subject to the same advisories regarding forward-looking information and non-GAAP measures, as can be found in yesterday’s press release and our other disclosure materials.

“While Cision has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. Cision will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Cision ait fait des efforts commercialement raisonnables afin de produire cette transcription, la société ne peut affirmer ou garantir qu’elle ne contient aucune erreur. Cision ne peut être tenue responsable pour toute perte de profits ou autres dommage ou responsabilité causé par ou découlant directement, indirectement, accessoirement ou spécialement de toute erreur liée à l’utilisation de ce texte ou à toute erreur qu’il contiendrait. »

In particular, any comments made regarding the offer to MEG shareholders, as well as any expectations about the pro forma results or resulting capital structure of Strathcona, are based on our current expectations regarding our business and combined business and are, in part, based on MEG’s available public data.

While we believe our current assumptions and expectations to be reasonable, actual results could differ materially from those discussed today and listeners should not place undue reliance on any such statements.

Please refer to Strathcona’s Offer to Purchase and accompanying takeover bid circular dated May 30, 2025, available on our website and under the Company’s profile on SEDAR+ for further information.

On today’s call, we have from our management team, Adam Waterous, Executive Chairman; Connor Waterous, Chief Financial Officer; Connie De Ciancio, Chief Commercial Officer; Dale Babiak, Chief Operating Officer; Kim Chiu, President, Strathcona Cold Lake; Seamus Murphy, President, Strathcona Lloydminster Conventional; and Ryan Tracy, President, Strathcona Lloydminster Thermal.

With that, in keeping with our practice, we will take all of our materials as read. And we would now like to jump straight to questions.

Q&A

[…]

Dennis Fong — CIBC

Great. Thank you. My second question turns back maybe to Adam.

You’ve highlighted, obviously, in one of the prior questions, that MEG is obviously a very unique opportunity for your company. Can you remind us on some of the things that you’re really focused on in terms of opportunity sets and where you view specifically kind of attractive opportunities? Or what specific metrics you’re continuing to look at as you evaluate the space. Thanks.

Adam Waterous — Executive Chairman, Strathcona Resources Ltd.

So the reason we’ve been attracted to MEG is really, Dennis, threefold.

Number one, the high degree of similarity between their business and our business. And why that ends up being important is our experience is that single-play companies are structurally prevented from optimizing the asset on their own due to lack of economies of scale and shared learnings; meaning, each time we have bought an independent SAGD business, the economies of scale that we get by adding that to our existing business, not only does that business that we get have the opportunity to be improved, but the remaining businesses that we already have are improved through shared learnings.

We have taken success, some of our success at Tucker in terms of how we’re drilling wells or because how we’re drilling wells at Orion. So this is a super-fundamental point. And the reason why this ends up being is that for a very long period of time, last 20 years, across North America, there has been a focus on single-play companies. And the reason people have built single-play companies is because they’ve been the easiest to sell. But if you have a single-play company, you have a structural impediment to actually optimizing the asset.

And so, we think, because it’s so similar to our existing business, not only do we think will we end up operating the business more efficiently than existing management; we think that our existing businesses will be operated more efficiently, and the performance will improve…(unintelligible) comment but I quickly would say on the quality that makes existing management. It’s a structural impediment that single-play companies have. So that’s the first reason we are interested in acquiring it.

The second reason is that it provides Strathcona with three things or, in particular, really accelerates three things for Strathcona. Number one, it allows Strathcona to become investment grade, which will lower our overall cost of funding. The second thing is it will increase the liquidity that Strathcona currently has in the stock market. And why that ends up being relevant is that allows us to be included in some indices. As you are included in the indices, that generally ends up being reflected positively in your stock. So those first two things are very, as I would say, very on/off, light switches. They happen almost immediately upon completing the transaction. The third is that the combined business will be in a very unique situation in the North American energy landscape in that it will be the only investment-grade, long-life, low-decline, high-free cash flow oil business, pure play, that does not have mines, does not have refineries. And it will be in that space of a pure play, long-life, low-decline, high-free cash flow. It will be many, many multiples larger than the next largest company in North America. And we think that that will offer a very unique and attractive investment proposition to investors.

So that’s why, from Strathcona’s perspective, that would be a plan A plus. Now obviously, MEG’s going to have their own—shareholders will have their own perspective. But as I’ve said previously, what’s highly unusual about this transaction is that the typical source of a return to a seller is what is the upfront premium. In this case, which is obviously relevant because usually a seller doesn’t get anything more than the upfront premium. In this case, the selling shareholders get two additional things.

Number one, they get per-share accretion, which, as we previously outlined, is depending on whether they’re looking at cash flow or NAV, is somewhere between 10 percent and 25 percent. So it’s very large accretion on a per-share basis to MEG shareholders. That is super rare. It’s usually the target. It’s usually trading at a discount to the acquirer. In this case, it’s the reverse. And that’s why they’re getting this accretion. But the third source of return to MEG shareholders after the upfront premium and the per-share accretion is that this is principally a share transaction; 82 percent of the consideration is in Strathcona shares.

And going back to why Strathcona is doing it, because they’re receiving shares, that would be an incremental source of return for MEG. Put another way is, when we do this, we think that Strathcona’s share price, post completing a transaction with MEG, is going to go up. And we think it’s going to go up a lot. And that’s obviously why we’re doing it. And that ends up being another incremental source of return for MEG shareholders.

All right. Dennis, hopefully that’s a helpful response.

[…]

Adam Waterous — Executive Chairman, Strathcona Resources Ltd.

So thanks, everyone, for tuning in this morning, especially early at 7:00 in the morning Mountain Time. And we look forward to our next conference call with you one quarter from now. Thanks so much.

[…]

Additional Information and Where to Find It

This communication relates to the Offer. In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer to Purchase and Bid Circular dated May 30, 2025 (the “Offer to Purchase and Circular”) and other documents related to the Offer. This communication is not a substitute for the Registration Statement, the Offer to Purchase and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer.

The Registration Statement, Offer to Purchase and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery. The Offer to Purchase and Circular and the related documents, contain important information about the Offer and should be read in its entirety by MEG shareholders.

Cautionary Statement Respecting Information of MEG

Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG’s publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this communication and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to: Strathcona’s business strategy and future plans; the expected benefits of the Offer and the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company, including the combined company’s expected production and reserves; the expected per-share accretion to both MEG shareholders and Strathcona shareholders, including improved funds flow per share, funds flow less sustaining capital expenditures per share, net asset value per share and production per share; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including the categories and amounts thereof, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; the combined company achieving an investment grade credit rating; and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; the pro forma debt of the combined company; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund and Waterous Energy Fund III LP; and the intention of Strathcona to engage with the MEG’s Board and MEG shareholders directly.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona’s expectations; the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; the availability of third party services; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona’s assets; decommissioning obligations; and the governmental, regulatory and legal environment, including expectations regarding the current and future carbon tax regime and regulations. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in commodity prices; changes in the demand for or supply of Strathcona’s products; changes in general economic and market conditions in Canada, the United States and elsewhere; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates, tariff rates or other regulatory matters; changes in Strathcona’s development plans or by third party operators of Strathcona’s properties; failure to achieve anticipated results of its operations; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; and the impact of competitors. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona’s Annual Information Form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.